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                               November 29, 2023

       Weicheng Hsiao
       Chief Executive Officer
       HW Electro Co., Ltd.
       301, Aomi 2-chome 7-4 the SOHO
       Koto-ku, Tokyo
       135-0064 Japan

                                                        Re: HW Electro Co.,
Ltd.
                                                            Registration
Statement on Form F-1
                                                            Filed November 8,
2023
                                                            File No.
333-2754132

       Dear Weicheng Hsiao:

                                                        We have reviewed your
registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Form F-1 filed November 8, 2023

       Risk Factors
       "We require as significant amount of cash to fund our operations and business expansion.....",
       page 20

   1. You disclose on pages 20 and 56 that you believe you have sufficient capital to meet your anticipated cash needs
for the next 12 months. However, your auditor indicates in its review report for the
six months ended March 31, 2023 that the substantial doubt about your ability to
continue as a going concern has not been alleviated and is still outstanding.
                                                        Please revise your
disclosures to address this discrepancy.
 Weicheng Hsiao
FirstName
HW ElectroLastNameWeicheng  Hsiao
           Co., Ltd.
Comapany 29,
November  NameHW
              2023 Electro Co., Ltd.
November
Page 2    29, 2023 Page 2
FirstName LastName
Liquidity and Capital Resources, page 55

2. We note your updated disclosures in response to prior comment 5 and reissue the comment in part. Please revise to disclose the fact that your auditor has expressed in its audit and review reports substantial doubt about your ability to continue as a going concern and disclose the potential effect the going concern opinion may have on your ability to raise additional funds.
Cash Flow from Operating Activities, page 57

3. We note your updated disclosure in response to prior comment 6 and reissue our comment. Your discussion of cash flow from operating activities appears to be a recitation of the changes already disclosed in the consolidated statement of cash flows. Please revise to discuss material changes in the underlying drivers that affected these cash flows. These disclosures should include a discussion of the underlying reasons for changes in working capital items that materially affect operating cash flows. Refer to
Section IV.B.1 of SEC
         Release No. 33-8350.
Index to Financial Statements, page F-1

4. Your audited financial statements are currently older than 12 months and this is an initial public offering of your shares. Accordingly, please update your financial statements pursuant to Item 8.A.4 of Form 20-F or provide the appropriate representation in an exhibit. Refer to Instruction 2 to Item 8.A.4.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact SiSi Cheng at 202-551-5004 or Andrew Blume at 202-551-3254 if you
have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Asia Timmons-Pierce at 202-551-3754 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing